Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 15, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Josh Levine, Chief Executive Officer, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on May 15, 2018 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of an Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Extraordinary Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAODINARY GENERAL MEETING OF SHREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

May 15, 2018, 10:00 a.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Mr. Oded Nagar to hold office as an external director of the Company, commencing on March 25, 2018 for a period of Three (3) years, until March 24, 2021.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mr. Oded Nagar re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

2.	To re-elect Mrs. Osnat Hillel Fein to hold office as an external director of the Company, commencing on March 25, 2018 for a period of Three (3) years, until March 24, 2021.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mrs. Osnat Hillel Fein re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

	Date: ________, 2018		Date_________, 2018
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.